Filed by Novartis AG
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No: 001-31269
Subject Company: Alcon Inc.

Following is a letter from Daniel Vasella, M.D., Chairman and CEO of Novartis, addressed to Novartis associates.

Daniel Vasella, M.D.	Novartis International AG
Chairman and CEO	4002 Basel
Switzerland

                Memorandum

To	All Associates
Date	January 4, 2010
Concerning	Alcon

Dear Associate,

Today we announced that we are moving forward to complete the purchase of Nestlé’s remaining stake in Alcon, which will provide us with majority control, and are proposing a merger of Alcon into the Novartis healthcare portfolio.

The addition of Alcon – a global leader in eye care – will strengthen the Group’s rapidly growing healthcare portfolio by providing greater access to the dynamic expansion of the global eye care segment. Eye care is a specialty healthcare field with USD 26 billion of sales in 2008, with growth driven by an aging population, innovation and emerging markets.

The acquisition of Alcon is consistent with our strategy to focus on growth-oriented healthcare businesses. Novartis and Alcon have highly complementary portfolios that together address the majority of the global eye care sector. Our eye care businesses will span ophthalmic medicines, surgical products, contact lenses and OTC products. Novartis and Alcon share a common focus on innovation, and our combined R&D activities will further strengthen our innovation power in the discovery of new treatments for patients suffering from eye diseases.

Alcon’s sales are split equally between the US and international markets and have generated 13% compound annual growth since 2002. Our strong presence around the world, particularly in emerging markets, will open new growth prospects for the business.

After purchasing a 25% stake in 2008, we are now completing our agreement with Nestlé to acquire their remaining 52% stake in Alcon.

After careful consideration, our Board of Directors concluded it is in the best interest of all stakeholders – the shareholders of Alcon and Novartis, their employees and the patients who benefit from their products – to simplify Alcon’s ownership structure by making a proposal to acquire the remaining 23% minority stake. This merger will eliminate uncertainties and speculation for all stakeholders, especially employees and shareholders.

To attain full ownership, we are proposing an all-share direct merger of Alcon into Novartis under the Swiss Merger Act. Using equity as a consideration will enable us to maintain our strong credit rating, preserving our firm financial foundation and providing strategic flexibility for future growth.

Upon approval by the Boards of Directors and shareholders of Alcon and Novartis, as well as obtaining required regulatory approvals, Alcon will become a new eye care division that will benefit from access to the Group’s global presence, expertise and resources, including our R&D capabilities. The name of the new division will be Alcon.

Following the merger, CIBA Vision and various Pharma ophthalmic medicines (excluding Lucentis) will be integrated into the new division. Until we have a better understanding of customer preferences and brand equity, we will also keep the CIBA Vision name for the contact lens business unit.

The new division will rank as a top competitor in the eye care sector, a fast growing specialty business with attractive margins. Its combined 2008 pro forma net sales were USD 8.5 billion with about 20,000 associates. Annual pre-tax cost synergies of approximately USD 300 million are anticipated from the full ownership of Alcon, driven by elimination of public company expenses and consolidation of duplicate functions and processes.

We have decided to keep Lucentis in our Pharma division given that co-promotion with Alcon is working well and to avoid the risk of a slow down in growth.

Kevin Buehler will continue to lead Alcon, and upon completion of the merger would become head of the new division. Andrea Saia will remain as head of our CIBA Vision contact lens business unit. We will do the utmost to reduce the time of uncertainty for all associates to a minimum by rapidly taking decisions on people and sites. Before we receive regulatory approvals for the transaction, and also approvals from the Alcon and Novartis Boards and shareholders for the merger, we will only be able to exchange publicly available data and cannot proceed with any integration activities. We will now enter a phase of analyzing the businesses based on publicly available information, which will be followed by design and implementation phases. We will keep you informed as we know more. I anticipate that each associate in both Alcon and CIBA Vision should know his or her future role in the organization in the second half of the year.

I am looking forward to the creation of a new fast growing division that will be a global leader in eye care and to welcome our Alcon colleagues. Together we will build an exciting future.

Best regards,

Daniel Vasella

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “will strengthen,” “would have enhanced opportunities,” “would be established,” “complementary assets,” “synergies,” “estimated,” “expected,” “potential,” “accretive,” “dilutive,” “anticipate,” “propose,” “enable,” “preserve,” “strategic,” or similar expressions, or by express or implied discussions regarding the potential impact on Novartis of the Alcon acquisition and proposed merger, including express or implied discussions regarding potential future sales or earnings of the Novartis Group or Alcon and any potential synergies, strategic benefits or opportunities as a result of the acquisition and proposed merger. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the Alcon acquisition and proposed merger. Neither can there be any guarantee with respect to the impact of the proposed transactions on the Group’s credit rating. In particular, management's expectations could be affected by, among other things, uncertainties involved in the development of new generic pharmaceutical products; unexpected patent litigation outcomes; unexpected inabilities to obtain or maintain exclusivity periods for developed products; unexpected regulatory actions or delays or government regulation generally; uncertainty that the two businesses will be integrated successfully and that key personnel will be retained; uncertainties that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this media release as of this date and does not undertake any obligation to update any forward-looking statements contained in this media release as a result of new information, future events or otherwise.

Additional US-related information

Novartis expects to file a registration statement relating to the merger with the SEC. The registration statement will contain a prospectus relating to the shares to be issued in the merger. Such prospectus will contain important information about Novartis, Alcon, the merger and other matters. Holders of Alcon shares who are US persons or who are located in the US are urged to read the prospectus and other documents that would form part of such registration statement when it becomes available. Such prospectus and any other relevant documents filed by Novartis with the SEC will be available free of charge at the SEC's website www.sec.gov and from Novartis.